

Mail Stop 7010

June 26, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Rodney Hershberger
President and Chief Executive Officer
PGT, Inc.
1070 Technology Drive
North Venice, FL 34275

> **Re:** **PGT, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 9, 2006**
> **File No. 333-132365**

Dear Mr. Hershberger:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Materials and Supplier Relationships, page 59</u>

1. We note the disclosure in the second sentence of the first paragraph. It does not appear that your agreement with DuPont is terminable at will. In this regard, we note the section entitled "Termination of Supply Agreement" on page 5. Please revise accordingly.

2. We note the disclosure in the last paragraph. Please clarify that you are required to purchase 100% of your requirements from DuPont.

<p align="center">*   *   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

                                                Sincerely,

                                                Pamela A. Long
                                                Assistant Director

cc: Mr. Robert B. Pincus, Esq.
        Ms. Allison Land Amorison, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        One Rodney Square, P.O. Box 636
        Wilmington, DE 19899-0636

        Mr. Daniel J. Zubkoff, Esq.
        Mr. Noah B. Newitz, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005